CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the six months ended April 30, 2013

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the three and six months ended April 30, 2013 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of June 11, 2013, and compares its financial results for the three and six months ended April 30, 2013 to the three and six months ended April 30, 2012. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the period ended April 30, 2013 and 2012 and audited consolidated financial statements for the years ended October 31, 2012 and 2011 The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise noted. The Company reports its financial position, results of operations and cash-flows in accordance with International Financial Reporting Standards.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in preliminary economic analyses or prefeasibility studies also may be deemed to be forward-looking statements in that they reflect a prediction of the mineralization that would be encountered, and the results of mining that mineralization, if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s ability to meet its financial obligations as they come due and to secure additional sources of financing within the next three months so as to permit it to continue operations;

  the Company’s strategies and objectives, both generally and specifically in respect of Carbon Creek Metallurgical Coal property in British Columbia (“Carbon Creek”) and the Sheini Hills Iron Ore property in Ghana (“Sheini”);

  the potential for a production decision to be made concerning Carbon Creek, the potential commencement of any development of a mine at Carbon Creek following a production decision and the potential for any production from the Carbon Creek deposit whether by 2014 or at all;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 2

  the Company’s estimates of the quality and quantity of the resources and reserves at its mineral properties;

  the timing and cost of the planned future exploration programs at Sheini and Carbon Creek and the timing of the receipt of results therefrom;

  general business and economic conditions; and

  the Company’s ability to negotiate acceptable option/joint venture agreements for some or all of its “non-core” properties.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the Company’s future cash requirements, and the ability of the Company to raise the funding necessary to continue operations past the next 2 to 3 months;

  the level and volatility of the price of commodities, and iron ore and coal in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at Sheini and Carbon Creek;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource/reserve estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete work at Sheini and Carbon Creek;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 3

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors, its joint venture partners, the applicable regulatory agencies, First Nations in British Columbia and indigenous groups in other countries;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from Carbon Creek and/or Sheini; and

  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. Because the Company meets the definition of a “foreign private issuer” under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM and, with respect to coal, in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 4

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors - Share Price Volatility”.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This MD&A reflects information available as at June 11, 2013.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 5

RESULTS OF OPERATIONS

Background

Cardero is a junior resource mineral exploration company. Its assets consist of interests in mineral properties, investments and cash. The Company funds its operations primarily through the sale of its equity securities, its investments and interests in its mineral properties. The mineral exploration business is very high risk (See “Risk Factors”).

Exploration Activities

General

Cardero is focussed on the migration from high-risk, early-stage grassroots exploration projects to more advanced stage projects, and on bulk commodities such as metallurgical coal and iron, where it can add value through identification and acquisition of advanced projects.

During the three months ended April 30, 2013 and to the date of this MD&A, the Company was, until recently, primarily focussed on the studies and other activities necessary to support the ongoing preparation of the bankable feasibility study for the Carbon Creek project (“BFS”), and carrying out additional metallurgical testwork relating to the Sheini Hills Iron ore deposit. However, the Company has recently implemented significant staff reductions, stopped work at both Carbon Creek (including the BFS) and Sheini and taken additional measures in order to preserve cash. The ability of the Company to recommence such activities is totally dependent upon it securing sufficient additional funding to be able to do so, of which there can be no certainty. Cardero’s current strategy is to seek to option-out or joint venture all of its “non-core” assets and monetize its iron assets, allowing the Company to focus on Carbon Creek. The Company also continues to seek joint venture partners for its assets other than Carbon Creek and Sheini, but no new joint ventures were entered into and none are presently under negotiation. The Company is presently assessing its plans for Sheini.

Property	Total Costs to October 31, 2012	Total Costs to April 30, 2013	Estimated Fiscal 2013 Expenditures(1)
Carbon Creek Metallurgical Coal Project, BC, Canada	$73,116,935	$80,608,066	$8,356,500
Sheini Hills Iron Project, Ghana	$11,436,626	$12,659,104	$500,000

Note:	1.

This amount represents the estimated exploration expenditures for the entire fiscal year ending October 31, 2013 and does not include property acquisition costs. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures, as well as the Company raising the necessary financing to carry out its planned work, as it does not currently have the required funds to carry out the planned work.

Material Mineral Properties

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

The Carbon Creek Metallurgical Coal Deposit is the Company’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 6

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Having completed acquisition of the project in June 2011, the Company released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of 633 million, and an IRR of 24% (all on a post-tax, 75% basis). The Company’s plan was to undertake a BFS on the project. However, given the current economic climate for junior exploration companies and the difficulty in raising new capital, the Company has had to halt work on such BFS until such time as it can raise the necessary funds to be able to complete it. The Company estimates that a minimum of approximately $8,000,000 will be required in order to complete the BFS.

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Company’s profile at www.sedar.com.

The Carbon Creek property, held by Cardero Coal Ltd. (a wholly owned subsidiary of the Company (“Cardero Coal”)) lies approximately 60 kilometers (km) northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope. The CN Rail line connecting Fort St. John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. The northern end of the property is adjacent to the Williston Lake and is approximately 175km east of Mackenzie, BC by water.

During the three months ended April 30, 2013 and to date, the Company initially continued work on the studies and other activities required in support of the preparation of the planned BFS for Carbon Creek. No material field work was carried out during this time. The Company also continued with the necessary activities in support of its application for an Environment Assessment Certificate and to negotiate agreements with respect to the required infrastructure for development and mining at Carbon Creek, including transportation, loading facilities and power, as well as continuing with negotiations with applicable First Nations regarding impact benefit agreements. As noted above, the Company has recently stopped further activities in this regard until such time as it is able to secure additional funding to move forward. At this time, it is unable to estimate when it may be in a position to recommence such activities, as it cannot predict if or when the required funding may be secured. The Company had also planned, subject to raising the necessary funding, to undertake a large diameter and geotechnical drilling program and coal quality testing at Carbon Creek during the summer field season. As noted above, it has not, to date, been successful in securing the necessary funding, and therefore it is not in a position to carry out the planned work, nor can it estimate when it may be able to do so. Additionally, the Company has halted work on the studies relevant to the BFS until such time as it can secure the funding required to complete the BFS.

On January 14, 2013, Cardero Coal entered into an agreement with the optionor of four coal licenses forming part of the Carbon Creek Metallurgical Coal Project to restructure the option as an option to acquire the shares of a private company holding such coal licenses and to extend the exercise deadline of the option for a period of up to three months. Previously, Cardero Coal was required to exercise the option on or before January 14, 2013 by paying the optionor $5M and delivering 400,000 common shares of the Company. Under the new terms, Cardero Coal agreed to pay a non-refundable deposit of $1M on January 14, 2013, with the $4M balance and 400,000 shares of the Company due upon exercise of the option. Cardero Coal also secured the ability to extend the deadline for the exercise of the option for up to three months (to April 14, 2013) upon payment of an extension fee of $20,000 for each month of the extension. Cardero Coal made the initial $1M interim payment and all payments as necessary to extend the option to April 14, 2013. On April 12, 2013, Cardero Coal entered into a further agreement with the optionor to extend the exercise deadline of the option from April 14, 2013 until April 22, 2013. Under the new terms, Cardero Coal paid a further non-refundable deposit of $1M on April 12, 2013, with the $3M balance and 400,000 shares due upon exercise of the Option. Cardero Coal exercised the option to acquire the shares of the private company on April 22, 2013. Consideration for the exercise was payment of total consideration of cash in the amount of $5M (of which $2M had been previously paid and $3M was paid on the exercise of the option) plus the delivery by Cardero Coal of 400,000 common shares of the Company to the optionor. Immediately following the exercise of option, the private company was wound up and the coal licenses and other assets of the private company were transferred to Cardero Coal and thereby became part of the Carbon Creek Joint Venture.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 7

The Company does not have sufficient funds in place to carry out any of the planned work at Carbon Creek or to proceed with the BFS, and its ability to carry out the planned activities and move forward with the BFS is subject to raising the required funding. The Company is unable to predict at this time when, or if, it will be able to secure the necessary funding to recommence work at Carbon Creek and on the BFS.

Sheini Hills Iron Ore Project, Ghana

During the three months ended April 30, 2013 and to date, the Company continued with its in-house metallurgical testing through its wholly owned subsidiary, Cardero Materials Testing Laboratory Ltd. (“CMTL”). No material field work was carried out during the quarter or to date.

Test work at CMTL has shown that Sheini ironstone reacts extremely well to a magnetizing reduction roast process, which reduces iron in the form of hematite (Fe2O3), to magnetite (Fe3O4), and ultimately to metallic iron (FeO).

Sheini iron ore performs well in bench-scale tests, reducing directly to metallic iron in one step. Box-furnace tests used raw Sheini ironstone, briquetted with thermal coal, lime, and molasses to produce Direct Reduced Iron (“DRI”) at low temperatures (900°-1100° Celsius) and with short furnace residence times (<30 minutes). This highly-metallized DRI product is best suited as a blast furnace feed. DRI feed decreases coking coal consumption and CO2 emissions and increases iron-unit production of the blast furnace relative to lower-grade magnetite concentrate feeds.

Testing was completed on Sheini ironstone with a head grade of 46.85% iron. Composited Davis Tube concentrate returned a grade of 80.98% metallic iron at 88.65% iron-unit recovery. Total iron (Fetotal %) is reported from XRF analysis by ALS Global (“ALS”) and metallic iron (Femet %) is reported from a titration on the same sample by McCreath Laboratories (“McCreath”). The metallic iron titration performed by McCreath shows that the total iron in the DRI concentrate is 80.98% (Table 1).

The magnetizing reduction roast process produces a highly-metallized DRI product from Sheini iron ore. In detail:

1)

The matrix of the ore is sufficiently porous to allow reducing gases (H2 and CO) given-off by the thermal-coal reductant to easily reach the finely disseminated iron oxide grains and reduce the raw hematite to metallic iron at fast kinetic reaction rates (<30 minutes) and low temperatures (900°- 1100° Celsius).

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 8

2)

These reduction reactions facilitate a change in crystal structure creating internal stresses within the ironstone feed, largely accommodated at grain boundaries and allowing the iron to become largely self-liberated.

3)

Relatively coarse raw Sheini ironstone feedstock (minus 1/4”) can be subjected to the magnetizing reduction roast treatment, turning raw hematite ironstone into metallic iron in one step. No pre- concentration step is required.

4)	The resulting reduced and liberated iron is now in the form of metallic iron, and is amenable to conventional low intensity magnetic separation following a light grind.

5)

The resulting product is a highly-metallized DRI product that can be fed directly to a blast furnace, decreasing coke consumption and CO2 emissions, while also increasing the productivity of the blast furnace.

			Typical DRI
	Sheini Raw	Sheini DRI	Concentrate on
	Head Grade	Concentrate	Seaborne Market*

Fetotal %	46.85	>75.0
Femet %	n/a	80.98	68-90
Fe Recovery
%	n/a	88.65

AL2O3%	2.30	1.39
C %	0.04	1.01	0.2-2.5
CaO %	0.34	2.09
K2O %	0.092	0.073
MgO %	0.06	0.11
Mn %	0.08	0.038
Na2O %	0.018	0.032
P %	0.187	0.267	0.07-0.1
S %	0.01	0.91	0.01-0.03
SiO2%	28.1	10.0
TiO2%	0.14	0.09
V %	0.004	0.009

Table 1: Results of certified assays and iron recovery from the reduction roasted and composited Davis Tube concentrate and the raw Sheini iron ore head feed used in tests.

The Company does not propose to carry out any additional work with respect to the Sheini project at this time, and will concentrate its efforts on finding a partner to further advance the project. However, there can be no certainly that the Company will be successful in doing so. If the Company is unable to secure such a partner before the end of 2013, when significant additional payments are due in respect of the Sheini project, it is likely that the Company will lose all of its interest in the Sheini project.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 9

Other Mineral Properties

Longnose and Titac Titanium Projects, Minnesota, USA

During the three months ended April 30, 2013 and to the date of this MD&A, the Company determined that no further exploration will be done on the TiTac and Longnose properties. The Company intends to maintain the properties in good standing while it seeks a buyer or other investment partner for the properties. In the absence of any definitive arrangements for such disposal or investment partner at this time, the Company determined that the carrying value of the properties were impaired and wrote off cumulative costs incurred to date of $3,775,254 as an impairment charge in the statement of operations.

Organullo Project, Argentina

On September 9, 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation (“Artha”), whereby an Argentinean subsidiary of Artha can earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina S.A., a wholly owned subsidiary of the Company.

The option agreement provides that Artha has the option to earn a 55% working interest in the Organullo property by incurring an aggregate of USD 1,500,000 in exploration expenditures over three years (USD 250,000 by September 9, 2012 – reduced by agreement to USD 228,000, balance added to next year expenditures) and by issuing an aggregate of 350,000 common shares in the capital of Artha, also over three years (50,000 shares within 15 days of TSXV acceptance - issued). Upon Artha having earned its initial 55% interest, the Company has the right to maintain its 45% interest through pro rata funding of exploration expenditures going forward. Alternatively, the Company may choose to be diluted down to a minimum interest of 10%, at which point its interest will be converted to a 2% NSR royalty.

Based on information received from Artha, no material fieldwork was carried out on the Organullo project during the three months ended April 30, 2013 and to date. The Company also understands that, subject to raising the necessary financing, Artha currently proposes to carry out drill program at the Organullo property in 2013. Further information will be released as received from Artha.

Minas Pirquitas Project, Argentina

On July 14, 2009, the Company and Davcha Resources Pty. Ltd. (“Davcha”) finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property. Davcha is the operator. Davcha assigned all its interest in such agreement to Artha, which assignment was consented to by Cardero on September 28, 2009. Pursuant to the Cardero/Davcha agreement and the assignment thereof to Artha, Artha is required to incur expenditures of USD 50,000 on or before July 14, 2010 (incurred) and additional expenditures of USD 950,000 on or before July 14, 2013. Further information will be provided as received from Artha.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson PGeo, Cardero’s Executive Vice President and a qualified person as defined by NI 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A (other than with respect to the Sheini metallurgy) and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an employee and holds incentive stock options.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 10

Mr. Glen Hoffman MMSA QP, the President & CEO of Cardero Iron Ore Company Ltd. and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for the disclosure in this MD&A with respect to the metallurgical work on mineralization from Sheini. Mr. Hoffman is not independent of the Company as he is an officer of a subsidiary and holds common shares and incentive stock options in Cardero.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Canada, Mexico, Argentina, the United States, and Ghana. Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of Carbon Creek, which has estimated reserves and resources, and Sheini, Titac and Longnose, which have estimated resources, with no known resources and or known reserves), the following risk factors, among others, will apply:

Lack of Operating Funds: At the present time, the Company is experiencing significant difficulty in raising additional capital to continue its operations. The Company has taken steps to conserve cash by reducing staffing and halting/delaying further work on its properties, including the environmental assessment application and planned BFS for Carbon Creek. Although the Company continues to pursue potential funding opportunities, there can be no assurance that it will be successful in doing so. If the Company is unable to secure additional funds within the next three months, it may be forced to further significantly curtail or cease operations.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Other than on the Carbon Creek property, there are no known reserves and, other than on the Carbon Creek, Sheini, Titac and Longnose properties there are no known resources, on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 11

Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Recent market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2012/13, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 12

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Share Price Volatility: In recent years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 13

Title Matters: The acquisition of title to mineral properties in Mexico, Argentina and Ghana is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Mexico, Argentina and Ghana, where blockades of access to the Company’s properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and, with the exception of Carbon Creek, the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 14

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk: The Company has mineral properties located in Argentina, Mexico, the United States and Ghana. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 15

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentinean pesos and Ghanaian cedis. The Company’s operations in the United States, Mexico, Argentina and Ghana and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 16

Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource/reserve estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Accordingly, there can be no assurance that:

  these estimates will be accurate;

  reserve, resource or other mineralization figures will be accurate; or

  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not (with the exception of Carbon Creek) defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for coal, iron ore and other metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Enforcement of Civil Liabilities: As many of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 17

Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). However, no determination has been made regarding Cardero’s PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Cardero’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Cardero is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 18

Financial Results of Operations

During the six months ended April 30, 2013, the Company incurred a net loss of $9,759,969 (2012 – net income of $4,221,736) and during the three months ended April 30, 2013 the Company incurred a net loss of $3,303,693 (2012 – $3,110,113).

The following discussion explains the variations in key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Six Months ended April 30, 2013 compared to six months ended April 30, 2012

The Company’s general and administrative costs were $4,651,367, compared to $6,639,700 in 2012. The 30% decrease is due to changes in the following expense categories:

  Consulting fees of $513,014 (2012 - $674,268) includes $nil (2012 - $43,431) of share-based payments. The decrease was due to some consultants hired in the comparative period who were no longer retained in the current period due to a slow-down of activities in the South American subsidiaries;

  Insurance of $104,774 (2012 - $53,821), increased primarily due to an adjustment of $35,774 to the understated insurance expenses related to the prior years;

  Investor relations of $121,828 (2012 - $382,758) includes $27,002 (2012 - $179,975) of share- based payments. The remaining decrease is due to less activities as a result of slowdown of the equity market in the current period. For the same reason, Corporate development (2013 - $146,770, 2012 - $177,784) and Travel (2013 - $187,458, 2012 - $249,893) also decreased;

  Office costs of $444,326 (2012 - $525,680), decreased primarily due to a slow-down of activities in the Ghana and South American subsidiaries;

  Professional fees of $1,000,176 (2012 - $707,325), increased mainly due to legal fees in respect of a loan facility that did not close;

  Regulatory and transfer agent fees decreased to $95,012 (2012 - $120,150), primarily as a result of decrease in TSX listing fees of $43,578 (2013 - $16,268, 2012 - $59,846) due to smaller market capitalization, offset by more filing requirements for the private placements during the current period;

  Salaries and benefits of $1,775,155 (2012 - $3,193,209), decreased due to the share-based payments of $67,124 (2012 - $1,818,035), offset by increased salaries due to hiring more staff during the current period;

  Property evaluations of $125,618 (2012 - $356,539), decreased due to less active exploration activities;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 19

  Accretion expense of $18,677 (2012 - $Nil) incurred from the amortization of the discounted short-term loan received;

  Depreciation decreased to $118,559 (2012 - $179,453), primarily due to the decreased net asset value in the current period.

Other items showed a loss of $5,145,901 in the current period versus an income of $12,034,204 in the comparable period of 2012. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Interest expenses of $14,003, of which $30,699 was the interest on the short-term loan, offset by an interest income of $16,696 during the current period versus interest income of $140,880, of which $123,367 was from the repayment of the Trevali Mining Corporation (“Trevali”) loan in the comparative period;

  Realized gain of $17,230 from sale of Balmoral Resources Ltd common shares (“Balmoral”) (112,000 shares), compared to a realized gain of $10,374,718 from the sale of International Tower Hill Mines Ltd. (“ITH”) (3,053,933 shares), Trevali (4,175,000 shares), and Corvus Gold Inc. (“Corvus”) (1,054,000 shares) common shares, compared to a realized gain of $2,508,994 from the sale of ITH (163,900 shares) and Trevali (790,000 shares) common shares in the comparative period;

  The unrealized loss on warrants of Trevali in the current period of $416,723 versus unrealized gain of $390,969 in the comparative period;

  Unrealized loss of $16,500 on fair value through profit or loss investment in Ethos Capital Corp. compared to $27,500 unrealized gain in the comparative period;

  Due to substantial decline in the fair value of available-for-sale investments in Abzu Gold Ltd. (“Abzu”), Wealth Minerals Ltd.(“Wealth”), Indico Resources Ltd. (“Indico”), and Dorato Resources Inc. (“Dorato”) common shares, the Company recorded impairment losses of $1,112,535 (2012 - $120,648, decline in fair value of Wealth, Indico and Dorato common shares). These changes are due to market fluctuations which are entirely outside of the Company’s control; and

  Impairment of $3,775,254 in exploration and evaluation assets in the current period versus $nil in prior period.

Three Months ended April 30, 2013 compared to three months ended April 30, 2012

The Company’s general and administrative costs were $2,319,167 (2012 - $2,724,066), and reviews of the major items are as follows:

  Consulting fees of $320,458 (2012 - $253,038) increased due to payment of corporate finance advisory fees of $151,500, offset by decreased consulting fees in the subsidiaries due to a slowdown of activities in the South American (2012 - $Nil);

  Investor relations of $68,235 (2012 - $100,188) includes $Nil (2012 - $19,019) of share-based payments. The remaining decrease is due to less activities as a result of slowdown of the equity market in the current period. For the same reason, Corporate development decreased as well (2013 - $71,075, 2012 - $101,292);

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 20

  Professional fees of $720,419 (2012 - $278,320), increased due to legal fees paid in respect of a loan facility that did not close;

  Property evaluations of $2,331 (2012 - $339,199), decreased due to less active exploration activities;

  Insurance of $38,565 (2012 - $26,686), increased primarily due to the understated insurance expenses in the comparative period which was adjusted in the later fiscal period;

  Salaries and benefits of $671,525 (2012 - $1,179,248), decreased due to the share-based payments of $Nil (2012 - $537,645);

  Travel expenses of $87,499 (2012 - $44,988) increased as a result of frequent travels on corporate finance activities;

  Accretion expense of $18,677 (2012 - $Nil) incurred from the amortization of the discounted short-term loan received; and

  Depreciation decreased to $59,413 (2012 - $96,730), primarily due to the decreased net asset value in the current period.

Other items showed a loss of $1,021,761 in the current period versus $420,707 in the comparable period of 2012. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Interest expenses of $30,708, of which $30,699 incurred on US $5,500,000 short-term loan versus interest income of $16,683, of which $12,427 was principally from the investments in Guaranteed Investment Certificates;

  No sales of available-for-sale investment in the current period versus a realized loss from the sale of available-for-sale investments ($13,592) resulting from the sale of 299,000 shares of Corvus during the comparative period;

  The unrealized loss on warrants of Trevali in the current period of $356,982 versus unrealized gain of $6,627 in the comparative period;

  Unrealized loss of $15,000 on fair value through profit or loss investment in Ethos Capital Corp. compared to $30,000 unrealized loss in the comparative period; and

  Due to substantial decline in the fair value of available-for-sale investments in Abzu, Wealth, Indico and Dorato common shares, the Company recorded impairment losses of $515,769 versus $94,304 in 2012 from losses on Wealth and Dorato common shares. These changes are due to market fluctuations which are entirely outside of the Company’s control.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 21

SELECTED ANNUAL INFORMATION

The Company’s consolidated financial statements for the year ended October 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of financial statements, including IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The following selected financial information for the years ended October 31, 2012 is taken from the Company’s audited consolidated financial statements for the year ended October 31, 2012. The information for the years ended October 31, 2011 and 2010 are taken from the audited consolidated financial statements for the years ended October 31, 2011 and 2010. This information should be read in conjunction with those statements. Selected annual financial information appears below.

	October 31, 2012	October 31, 2011	October 31, 2010
	(IFRS)	(IFRS)	(Canadian GAAP)
Total Revenue	$149,434	$1,659,273	$36
Income (Loss) for the year	$(11,594,099)	$(25,148,877)	$44,950,970
Net income (loss) per share	$(0.13)	$(0.36)	$0.77
Total assets	$106,301,442	$108,478,339	$136,205,154

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results for the past eight quarters:

Fiscal 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Interest income (expenses)	$16,705	$(30,708)	$-	$-
Gain (loss) on sale of investments	17,230	-	-	-
Impairment losses on available-for-sale investments	(596,766)	(515,769)	-	-
Write-off of exploration and evaluation assets	(3,775,254)	-	-	-
Net loss	(6,456,276)	(3,303,693)	-	-
Net loss per share	(0.06)	(0.03)	-	-
Comprehensive loss	$(6,384,718)	$(3,383,243)	$-	$-

Fiscal 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Interest income	$124,197	$16,683	$10,498	$(1,944)
Gain (loss) on sale of investments	10,388,310	(13,592)	1,250,207	(2,138,529)
Impairment loss	(26,344)	(94,304)	(231,019)	(3,335,434)
Gain on loan settlement	1,368,953	-	-	-
Write-off of exploration and evaluation assets	-	-	-	(3,554,667)
Net income (loss)	7,331,849	(3,110,113)	(3,928,536)	(11,887,299)
Net income (loss) per share	0.08	(0.03)	(0.04)	(0.14)
Comprehensive income (loss)	$(8,730,124)	$95,266	$(5,313,482)	$5,993,098

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 22

Fiscal 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$-	$-	$165,254	$1,302,750
Gain on sale of investments	-	-	2,474,833	9,261,785
Impairment loss	-	-	-	11,335,318
Write-off of exploration and evaluation assets	-	-	-	12,206,614
Gain on the reclassification of investments from equity investment to resource related investments	-	-	-	-
Net income (loss)	-	-	(4,002,726)	(25,655,988)
Net income (loss) per share	$-	$-	(0.05)	(0.39)
Comprehensive income (loss)	$-	$-	$(18,274,142)	$(16,542,349)

Notes:	1)	There were no discontinued operations or extraordinary items in the periods under review.
	2)	The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. While the Company may seek, in the future, to sell some or all of the interests in other of its exploration and evaluation assets, the timing and potential effect of any such sale is impossible to predict. The write-off of exploration and evaluation assets can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting share-based payment charges which can be significant when they arise. The payment of employee bonuses, being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period. With the exception of the interest generated from the loan to Trevali (a one-off event), the variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements, as well as the one-time sale of its interest in the Pampa de Pongo asset. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. Over the past fiscal year, the Company has also successfully generated operating funds through the sale of certain of its resource related investments, some of which have significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. In addition, the Company can raise funds through the sale of interests in its exploration and evaluation assets.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 23

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized from the sale of resource based investments and from recent private placements and the sale of secured notes. The Company is focussed on securing additional funding but, at this time, currently has no funding commitments or arrangements for additional financing at this time and there can be no assurance that it will be successful in doing so.

The Company has recently taken steps to reduce its cash requirements, including terminating the majority of the employees of Cardero Coal, terminating certain consulting agreements, implementing a 20% reduction in the salaries of the remaining employees of the Company and Cardero Coal, stopping work on the BFS for Carbon Creek and determining not to proceed with application for an EAC for Carbon Creek, selling off or shutting down the operations of its subsidiaries in Mexico, Peru, Argentina and Ghana and reducing its office space and concurrent expenses. The Company estimates that it has sufficient cash to continue operations at its current reduced level for the next two to three months but, if it is unsuccessful in securing additional funding by that time, it will likely be required to essentially cease operations until such time as additional funding can be secured. The Company is also taking steps to seek to secure an earlier payment of certain tax credits arising as a result of the work at Carbon Creek in 2012, which it believes will be of the order of $4M (anticipated to be received in Q4 of 2013).

On December 19, 2012, the Company closed the first tranche of a proposed offering of up to 22,500,000 common shares originally priced at $0.55 per share and intended to raise gross proceeds of up to $12,375,000 (the “Offering”). Due to market conditions, the Offering was subsequently re-priced to $0.45 per share, and the first tranche closing resulted in the Company issuing 7,966,794 shares to raise gross proceeds of $3,585,057.30. In connection with this first tranche closing, the Company paid cash finder’s fees of $51,067.50 and issued 114,000 finder’s warrants, with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013. As a result of the Company having arranged the flow-through private placement detailed below, the balance of the Offering was reduced from 14,533,206 shares to 5,825,000 shares.

On December 28, 2012, the Company closed a non-brokered private placement of flow-through common shares (the “FT Offering”). The Company issued 6,000,800 flow-through common shares at a price of $0.50 per share to raise gross proceeds of $3,000,400. The Company paid aggregate finder’s fees of $175,824.00 in cash plus 351,648 finder’s warrants. Each finder’s warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013.

On February 8, 2013, the Company closed the second and final tranche of the Offering, issuing 2,472,222 shares to raise gross proceeds of $1,112,500. The Company paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants, with each finder’s warrant exercisable to purchase one share at a price of $0.50 until February 8, 2014.

The net proceeds from the Offering were used to fund the preparation of the BFS, coal quality analyses and environmental baseline work on the Carbon Creek Metallurgical Coal project, as well as ongoing work programs and property payments on the Sheini Hills Iron Ore project in Ghana and for general working capital.

On April 22, 2013, the Company completed a placement of senior secured notes (“Notes”) in the aggregate principal amount of USD 5,500,000 with certain affiliates of Luxor Capital Group, LP. The Notes have a one year term and were issued at a 9.1% discount to net the Company USD 5,000,000 ($5,077,020) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Notes are secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal Ltd. Cardero Coal Ltd. also provided a corporate guarantee. The Notes may be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of Cardero Coal Ltd. while the Notes remain outstanding, the holders of the Notes will have the right to put the Notes to the Company for an amount equal to 110% of par plus accrued interest. As a bonus for subscribing for and purchasing the Notes, on April 25, 2013, the holders of the Notes were issued an aggregate of 2,000,000 common shares of the Company (the "Bonus Shares"). The Bonus Shares are subject to a hold period in Canada until August 25, 2013, plus additional restrictions under United States securities laws. A portion of the net proceeds ($3,000,000) from the sale of the Notes was advanced by the Company to Cardero Coal to fund the exercise of the option to acquire the shares of a private company holding certain coal licenses (see “Results of Operations - Material Mineral Properties - Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada”), and the balance has been and is being used for working capital.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 24

As April 30, 2013, the Company reported cash and cash equivalents of $2,931,677 compared to $2,142,499 at October 31, 2012. The change in cash and cash equivalents over the six month period is comprised of funds used by investing activities of $8,150,044 and $3,476,599 from operations, and $12,412,907 provided by financing activities due to proceeds from the Offering, the FT Offering and the sale of the Notes. As at April 30, 2013, the Company had working capital deficit of $4,991,812 compared to working capital of $82,287 at October 31, 2012. As noted above, the current working capital is not sufficient to permit the Company to carry out its planned activities beyond the end of the third quarter, and additional financing will be required in order to permit the Company to meet its anticipated general and administrative expenses and accounts payable, as well as to recommence its work in respect of the BFS and at Carbon Creek. Failure to secure such funding will materially and adversely affect the Company’s ability to carry on as a going concern, and could lead to a loss of its interests in it properties, further significant reduction in personnel and the ceasing of operations.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Argentina and Ghana, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

There have not been any material changes in the Company’s contractual obligations for mineral property lease and option payments and committed operating lease obligations as disclosed in its annual MD&A during the period ended April 30, 2013 or to the date of this MD&A.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three and six months ended April 30, 2013, the Company entered into the following transactions with related parties and paid or accrued the following amounts, excluding share-based payment charges in connection therewith:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 25

		Purpose of	Three Months	Six Months
Name	Relationship	transaction	Ended	Ended
Hendrik van Alphen	CEO, President & a Director of the Company	Wages and Salaries	$23,000	$68,000
Michael Hunter	Former CEO, President & a director of the Company(1)	Wages and Salaries	$56,250	$123,750
Lawrence W Talbot	VP & General Counsel of the Company	Wages and Salaries	$23,333	$49,167
Angus Christie	COO of the Company	Wages and Salaries	$60,667	$127,833
Blaine Bailey	CFO of the Company	Wages and Salaries	$46,667	$98,333
Glenn Hoffman	CEO of Cardero Iron Ore	Wages and Salaries	$122,933	$250,080
Marla Ritchie	Corporate Secretary of the Company	Wages and Salaries	$28,000	$59,000
Stephan Fitch	Director of the Company	Director's fees	$12,000	$24,000
Leonard Harris	Director of the Company	Director's fees	$12,000	$24,000
Paul Matysek	Director of the Company	Director's fees	$12,000	$24,000
Ryan Dunfield	Director of the Company	Director's fees	$12,000	$24,000
Lawrence W. Talbot Law Corporation	Company controlled by an officer of the Company	Professional fees	$27,106	$50,731
Acuitas Consulting Ltd.	Company controlled by Executive Vice President of the Company	Consulting fees	$58,000	$138,000

(1)	Mr. Hunter resigned as CEO and President, effective March 19, 2013, and ceased as a director on April 25, 2013.

During the three and six months ended April 30, 2013, there were no stock options granted to insiders. During the three month period ended April 30, 2013, there were no options held by insiders which vested and during the six month period ended April 30, 2013, the following stock options previously granted to insiders vested as to the following amounts:

Name	Relationship	Number Vested	Exercise Price($)	Date Vested
Michael Hunter	CEO, President & a director of the Company(1)	20,000 40,000 80,000 80,000 30,000 10,000 120,000 48,000	0.0625 0.1625 0.3125 0.0625 0.3125 0.3750 0.3750 0.4375	December 1, 2012
Blaine Bailey	CFO of the Company	40,000 40,000 10,000 10,000 20,000 80,000 20,000	0.3125 0.0625 0.15625 0.3125 0.3750 0.3750 0.4375	December 1, 2012
Keith Henderson	Executive Vice- President	40,000 20,000	0.3750 0.4375	December 1, 2012

(1)	Mr. Hunter resigned as CEO and President, effective March 19, 2013, and ceased as a director on April 25, 2013.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 26

At the date of this MD&A, other than options to acquire 200,000 shares held by Michael Hunter, which were exercised on June 1, 2013, all of these stock options have expired, unexercised.

On May 28, 2013, there were 1,950,000 stock options, exercisable at $0.20 per share until May 28, 2015, granted to related parties, as follows:

Name	Relationship	Options
Hendrik van Alphen	CEO & President of the Company	350,000
Lawrence W Talbot	VP & General Counsel of the Company	200,000
Angus Christie	COO of the Company	200,000
Keith Henderson	Executive Vice-President of the Company	200,000
Stephan Fitch	Director of the Company	200,000
Leonard Harris	Director of the Company	200,000
Paul Matysek	Director of the Company	200,000
Ryan Dunfield	Director of the Company	200,000
Glenn Hoffman	CEO of Cardero Iron Ore	100,000
Marla Ritchie	Corporate Secretary of the Company	100,000

PROPOSED TRANSACTIONS

Except as noted elsewhere in this MD&A, although the Company is currently investigating/negotiating with a number of potential financing sources for equity or debt financings and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with and which are not disclosed previously or herein.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the carrying value and the recoverability of the exploration and evaluation assets, the recognition of deferred income tax assets and the impairment of long term assets included in the Consolidated Statements of Financial Position, the assumptions used to determine the fair value of share-based payments in the Consolidated Statements of Comprehensive Loss, and the estimated amounts of reclamation and environmental obligations.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Please refer to note 2 of the April 30, 2013 the condensed interim consolidated financial statements for a comprehensive review of the accounting policies adopted during the current period.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 27

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s cash and resource related investments in common shares of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company’s equity investments, resource related investments in warrants and accounts payable, are classified at Level 2 of the fair value hierarchy because they are derived directly from the prices of services provided by these parties; however, this is not readily measurable in an active market. The Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at April 30, 2013 was $2,931,677 of which $242,999 was held in US, Mexican, Argentinean, Ghanaian and Peruvian currencies.

The Company’s receivables and payables at April 30, 2013 were normal course business items that are settled on a regular basis. The Company’s investments in Abzu, Wealth, Indico, Balmoral, Artha, and Dorato are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes. The Company’s investment in Ethos Capital Corp. is classified as “fair value through profit or loss” for accounting purposes. All resource related investments in warrants are classified as fair value through profit or loss and are considered derivative financial instruments where changes to the fair value are included in net income. The Company intends to dispose of its resource-related investments as necessary to fund ongoing operations, although the current market prices and lack of liquidity for certain of such investments seriously affects the Company’s ability to so dispose of those investments.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period beginning on February 1, 2013 and ended on April 30, 2013, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock: As at April 30, 2013:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	112,996,270	$124,892,747

As at June 11, 2013:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	113,436,270	$125,266,447

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 28

2.	Options Outstanding: As at April 30, 2013:

Number	Exercise Price	Expiry Date
280,000(1)	$0.06	June 1, 2013
100,000(1)	$0.16	June 1, 2013
320,000(1)	$0.31	June 1, 2013
980,000(1)	$0.38	June 1, 2013
296,000(1)	$0.44	June 1, 2013
1,180,000	$1.10	November 9, 2013
1,450,000	$1.51	January 26, 2014
442,000	$1.16	March 23, 2014
2,970,000	$0.78	September 27, 2014
200,000	$0.45	January 4, 2015

8,218,000

(1) Former Cardero Coal incentive stock options.

As June 11, 2013:

Number	Exercise Price	Expiry Date
1,180,000	$1.10	November 9, 2013
1,450,000	$1.51	January 26, 2014
442,000	$1.16	March 23, 2014
2,970,000	$0.78	September 27, 2014
200,000	$0.45	January 4, 2015
2,575,000	$0.20	May 28, 2015

8,817,000

3.	Warrants Outstanding: As at April 30, 2013:

Number	Exercise Price	Expiry Date
240,000(1)	$0.13	May 29, 2013
1,600,000(1)	$0.50	June 1, 2013
114,000	$0.50	December 19, 2013
351,648	$0.55	December 28, 2013
123,610	$0.50	February 8, 2014

2,429,258

(1) Former Cardero Coal warrants.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six months ended April 30, 2013	Page 29

As at June 11, 2013:

Number	Exercise Price	Expiry Date
114,000	$0.50	December 19, 2013
351,648	$0.55	December 28, 2013
123,610	$0.50	February 8, 2014
589,258

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.